Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

1 Continuing to Grow PHL Together: Increased Connectivity and Efficiency at Delaware Valley’s International

Gateway

Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. 2

3 Two-Year Lease Extension New American Airlines Substantial Benefits for PHL Contents

4 Two-Year Lease Extension Lease extension to June 30, 2015 will allow for $734 million in new capital investments at PHL Redesigned and enhanced Terminals B and C New, consolidated and enlarged passenger security screening checkpoint Dramatic expansion will improve look and feel of terminal and reduce security wait times New, more efficient automated checked baggage handling and screening system Automated people mover design Monorail would speed travel between concourses Enhanced rental car facility Parking deck to replace surface lots Additional rental car inventory and potential additional public parking capacity Continued airport upgrades and repairs Rehab of existing restrooms, roadways, concessions and terminal flight info displays 1,500 foot runway extension 12,000’ runway to accommodate long-haul aircraft flying to anywhere in the world Nearby taxiway improvements will reduce aircraft taxi times

5 CEP – Next Steps Secure City Council approval Begin work on approved projects Including projects approved in prior years Acquisition of commercial property in Tinicum Township Additional airfield improvements to reduce aircraft taxi times Continue analysis What level of flight activity is expected What is the airspace capacity How can airspace capacity be improved What is the true cost of the CEP At what level of cost does PHL become uncompetitive Answers will Confirm the value of PHL’s cost advantage Dictate which projects pursued Determine milestones for beginning projects Lay the groundwork for new lease

6 Creates a premier global carrier Offers consumers more choices and better service A more robust global network able to connect more passengers to more places New investments in products and services to improve travel experience Improved loyalty benefits which expand opportunities to earn and redeem miles Highly competitive for global corporate accounts Expects to maintain all existing hubs and service to all destinations Enhanced financial performance US core business consistently profitable AA core business restored to profitability by restructuring More than $1B in synergies Significant benefits for employees Historic new precedent for labor/management partnership American unions working with their US Airways counterparts Merger provides a path to improved compensation and benefits Creates greater career opportunities for employees over the long term New American Airlines

Enhancing Competition 7 Combination will create three similarly sized, competitive global network carriers Source: Full Year 2012 Consolidated ASMs, as reported Southwest and others also provide competition in the marketplace + 2012 Consolidated Available Seat Miles

8 Complementary Domestic Network Domestic Network 218 Destinations 682 Routes Diio 2013 published schedules as of January 25, 2013

9 World-Class Global Network Asia/Pacific 5 Destinations 8 Routes Mexico 20 Destinations 42 Routes South America 21 Destinations 34 Routes Europe / Middle East 21 Destinations 52 Routes Caribbean 32 Destinations 93 Routes Central America 10 Destinations 22 Routes Canada 9 Destinations 30 Routes Diio 2013 published schedules as of January 25, 2013

10 Improved traffic flow through PHL Combined networks initially will offer 460 daily departures from PHL, with access to 336 destinations around the world Strong domestic foundation supports international growth Increased input through hub creates foundation for increased international destinations Combined network will provide PHL with increased connectivity New American Airlines will have the most service in the eastern region New service opportunities: AA serves 64 cities in Midwest not served by US from PHL PHL will provide oneworld and British Airways their first Northeastern US hub PHL to have access to a larger international network, including robust network in Latin America PHL hub compatible with JFK Per-passenger cost advantage critical New American Airlines will employ more than 6,300 people in PHL, supporting long-term economic growth Substantial Benefits for PHL With increased connectivity, PHL will be a key hub in the combined airline’s global network, resulting in more travel options and a better platform for employment and economic growth

11 Substantial Benefits for PHL Source: Diio Mi July 2012 Peak Day Schedule Southwest, jetBlue and others also provide competition in the marketplace ORD BUF 5 Daily Flights BUF ATL DTW JFK MSP 26 Daily Flights 19 Daily Flights BUF EWR ORD IAD CLE 23 Daily Flights BUF ORD CLT DCA PHL BOS LGA +

Substantial Benefits for PHL 37 US Airways cities can be served from AMR hubs 64 AMR cities can be served from US Airways hubs New profitable route opportunities exist in connecting existing spokes to new hubs Source: Diio Mi Full Year 2013 Schedule ORD DFW PHL CLT DCA

13 Substantial Benefits for Pennsylvania

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.